Exhibit 1

NAVIGATOR HOLDINGS LTD. PRELIMINARY FIRST QUARTER 2022 RESULTS

(UNAUDITED)

Highlights

•

Navigator Holdings Ltd. (the “Company”, “we”, “our” and “us”) (NYSE: NVGS) reported operating revenue of $119.8 million for the three months ended March 31, 2022, compared to $85.7 million for the three months ended March 31, 2021.

•	Net income was $27.0 million for the three months ended March 31, 2022, compared to $2.8 million for the three months ended March 31, 2021.

•

Earnings per share was $0.35 for the three months ended March 31, 2022, compared to $0.05 for the three months ended March 31, 2021. Earnings per share, adjusted to exclude unrealized gain on non-designated derivative instruments of $15.2 million and the foreign currency exchange loss on the senior secured bonds of $0.8 million was $0.16 for the three months ended March 31, 2022, compared to $0.04 for the three months ended March 31, 2021.

•	Adjusted EBITDA(1) was a record $55.7 million for the three months ended March 31, 2022, compared to $31.0 million for the three months ended March 31, 2021.

•	Fleet utilization was 89.5% for the three months ended March 31, 2022, compared to 88.2% for the three months ended March 31, 2021.

•

The ethylene export marine terminal at Morgan’s Point, Texas on the Houston Ship Channel (the “Marine Export Terminal”) had throughput volumes of approximately 267,110 tons for the three months ended March 31, 2022, compared to 90,376 tons for the three months ended March 31, 2021.

•	On January 14, 2022, the Company sold Navigator Neptune, a 2000 built 22,000 cbm ethylene carrier for $21.0 million.

•	On March 7, 2022, the Company sold the Happy Bird, a 1999 built 8,600 cbm LPG carrier for $6.1 million.

•	Debt reduced by $22.9 million during the three months ended March 31, 2022, with cash, cash equivalents and restricted cash standing at $168.1 million as of March 31, 2022.

The Company’s financial information for the quarter ended March 31, 2022, included in this press release is preliminary and unaudited and is subject to change in connection with the completion of the Company’s quarter end close procedures and further financial review. Actual results may differ as a result of the completion of the Company’s quarter end closing procedures, review adjustments and other developments that may arise between now and the time such financial information for the quarter ended March 31, 2022, is finalized.

Effect of Russian Invasion of Ukraine

We currently have four charterparties with a Russian counterparty that were entered into in 2012 and 2017, two of which expire in June 2022 and two that expire in December 2023. These charterparties cannot be terminated without the consent of both parties, unless the counterparty was to become a sanctioned entity or our dealings with that counterparty were to be otherwise prohibited by sanctions, which would render the charters void. The charter parties that expire in June 2022, will not be extended and both vessels have instead been chartered for a 12 month period with a leading Nordic producer of petrochemicals.

At the beginning of the Russian invasion of Ukraine, we had employed an aggregate of approximately 120 Russian and Ukrainian officers on board our vessels, many of whom were on the same vessels. We have thus far only experienced solidarity onboard and have had no issues in operating these vessels. The total number of combined Russian and Ukrainian officers has reduced to below 100 on our vessels. We continue to monitor this situation closely, and there may be restrictions, logistical challenges or an inability to employ both nationalities in the near future.

Marine Export Terminal

Ethylene throughput for the first quarter of 2022 at the Marine Export Terminal totaled 267,110 metric tons. Throughput to international markets in each of January and March 2022 exceeded 100,000 metric tons, affirming the capability of the terminal to export above the nameplate capacity of one million metric tons per year. February 2022 experienced less volume due to reduced ethylene demand leading up to the Lunar New Year and the Winter Olympics being held in China. April and May 2022 volumes remain strong at around 100,000 metric tons, reflecting demand from producers and end users for competitively priced U.S. ethylene monomers.

Shipping Trends

The handysize semi-refrigerated and fully-refrigerated 12 month time charter rate assessment increased by $5,000 per calendar month (“pcm”) and $15,000 pcm, respectively, during the first quarter of 2022, to $685,000 pcm and $635,000 pcm, respectively, with the most recent weekly shipbroker reports showing a further increase to $705,000 pcm and $650,000 pcm, respectively. The handysize ethylene 12 month time charter assessment has increased from $875,000 pcm at the beginning of 2022 to a current level of $900,000 pcm.

The rise in shipping rates can generally be ascribed to three principal underlying factors. First, the Ukrainian conflict is disrupting traditional supply sources, challenging the historical sourcing of product supply from the closest geographical location. European customers are increasingly looking further afield when sourcing products, which results in longer seaborne voyages for the gas shipping industry. This is true for all the products we transport, across LPGs, petrochemicals and ammonia. Secondly, U.S. natural gas liquid (“NGL”) production and exports are on the rise. According to EIA, U.S. propane production for April 2022 is 7% above the level for April 2021 and is likely to be the highest level on record since the commencement of shale gas production. Seaborne export volumes of propane during April 2022 were up 14% compared to April 2021. Increased production and exports are also seen across other NGLs and derivative products. U.S. ethylene exports reached a record high of 137,000 metric tons during April 2022 bringing incremental demand for seaborne transport. Thirdly, there is less substitution effect across the gas carrier segments. Increased U.S. exports of LPG are providing incremental shipping demand, which is positive for larger gas carriers, which in turn reduces competition from other size categories within the LPG shipping segment. This dynamic also applies to the handysize segment. When ethylene capable vessels are employed in ethylene or ethane trades, and when fully-refrigerated vessels are employed in ammonia trades, there are less vessels competing for LPG and the more straightforward petrochemicals, which in turn is positive for the semi-refrigerated sub-segment of the handysize vessels. One recent example was a charter extension for four semi-refrigerated vessels currently employed carrying LPG from the west coast of North America, which achieved a charter rate increase of approximately twenty percent over the charter rate agreed a year ago.

Factors Affecting Comparability

You should consider the following factors when evaluating our historical financial performance and assessing our future prospects:

•

We have been significantly increasing the size of our fleet. In August 2021, the Company entered into a transaction (the “Ultragas Transaction”) with Naviera Ultranav Limitada (“Ultranav”) to combine the Ultragas ApS (“Ultragas”) fleet and business activities with Navigator, by acquiring two entities, Othello Shipping Company S.A. with its 18 wholly owned vessel owning entities and Ultragas, (the vessels’ operator) with its subsidiary (Ultraship ApS, the in-house technical manager), and associated entities UltraShip Crewing and Unigas Intl B.V. (the pool in which 11 of the 18 vessels operated). The acquired fleet comprised:

•	seven modern 22,000cbm handysize semi-refrigerated vessels, similar to those operated by us;

•

five smaller 12,000cbm ethylene vessels and six gas carriers in the 3,770-9,000cbm range, three of which are ethylene capable, all of which were commercially managed by the Unigas Pool at the time of the Ultragas Transaction.

•

We will have different financing arrangements. Our current financing arrangements may not be representative of our historical arrangements or the arrangements we will enter into in the future. We may amend our existing credit facilities or enter into other financing arrangements.

•

In August 2021, as a result of the acquisition of Othello Shipping Company S.A. from Ultranav, the Company assumed the existing loan facilities relating to the vessels acquired, consisting of five bank loans, secured on a total of 13 of the 18 vessels acquired. The bank loans have half yearly aggregate repayments of approximately $13.5 million, mature starting in 2025 and accrue interest at U.S. Libor plus a margin of between 1.9% and 2.65%. In each case U.S. Libor is fixed by an interest rate swap of approximately 2.0%. The financial covenants on these five bank loans were modified to be consistent with those of the Company’s other credit facilities.

•

Our results are affected by fluctuations in the fair value of our derivative instruments. The change in fair value of our derivative instruments is included in our net income, which has fluctuated significantly as forward interest rates or currency exchange rates fluctuate.

Results of Operations for the Three Months Ended March 31, 2022 Compared to the Three Months Ended March 31, 2021

The following table compares our operating results for the three months ended March 31, 2021 and 2022:

	Three Months Ended March 31, 2021	Three Months Ended March 31, 2022	Percentage Change
	(in thousands, except percentages)
Operating revenues	$80,508	$100,396	24.7%
Operating revenues – Unigas Pool	—	13,504	—
Operating revenues – Luna Pool collaborative arrangements	5,240	5,877	12.2%

Total operating revenues	$85,748	$119,777	39.7%
Expenses:
Brokerage commissions	1,193	1,407	17.9%
Voyage expenses	15,616	20,796	33.2%
Voyage expenses – Luna Pool collaborative arrangements	4,132	4,590	11.1%
Vessel operating expenses	26,992	38,051	41.0%
Depreciation and amortization	19,273	31,462	63.2%
General and administrative costs	6,280	6,343	1.0%
Profit from sale of vessel	—	(478)	—
Other income	(72)	(89)	23.6%

Total operating expenses	$73,414	$102,082	39.0%

Operating income	$12,334	$17,695	43.5%
Other income/(expense)
Foreign currency exchange gain/(loss) on senior secured bonds	8	(777)	—
Unrealized gain on non-designated derivative instruments	547	15,242	2,686.5%
Interest expense	(8,961)	(10,963)	22.3%
Interest income	31	87	180.6%

Income before taxes and share of result of equity method investments	$3,959	$21,284	437.6%
Income taxes	(145)	(393)	171.0%
Share of result of equity method investments	(605)	6,503	—

Net income	$3,209	$27,394	753.7%
Net income attributable to non-controlling interest	(389)	(356)	(8.5%)

Net income attributable to stockholders of Navigator Holdings Ltd.	$2,820	$27,038	858.8%

Operating Revenues. Operating revenues, net of address commissions, was $100.4 million for the three months ended March 31, 2022, an increase of $19.9 million or 24.7% compared to $80.5 million for the three months ended March 31, 2021. This increase was primarily due to:

•

an increase in operating revenues of approximately $10.2 million attributable to an increase in vessel available days of 529 days, or 15.8% for the three months ended March 31, 2022, compared to the three months ended March 31, 2021. This increase was primarily as a result of seven additional handysize vessels joining the fleet as part of the Ultragas Transaction, off-set by a reduction in available days following the sale of Navigator Neptune;

•

an increase in operating revenues of approximately $3.4 million attributable to an increase in average monthly time charter equivalent rates, which increased to an average of approximately $22,933 per vessel per day ($697,549 per vessel per calendar month) for the three months ended March 31, 2022, compared to an average of approximately $21,956 per vessel per day ($667,830 per vessel per calendar month) for the three months ended March 31, 2021;

•

an increase in operating revenues of approximately $1.1 million attributable to an increase in fleet utilization, which rose to 89.5% for the three months ended March 31, 2022, compared to 88.2% for the three months ended March 31, 2021; and

•

an increase in operating revenues of approximately $5.2 million primarily attributable to an increase in pass through voyage costs, associated with the additional vessels joining the fleet for the three months ended March 31, 2022, compared to the three months ended March 31, 2021.

The following table presents selected operating data for the three months ended March 31, 2021 and 2022, which we believe are useful in understanding the basis for movement in our operating revenues. It does not include our nine owned smaller vessels in the independent commercially managed Unigas Pool or the five Pacific Gas owned vessels in our Luna Pool.

	Three Months Ended March 31, 2021	Three Months Ended March 31, 2022
Fleet Data:
Weighted average number of vessels	38.0	44.2
Ownership days	3,420	3,974
Available days	3,350	3,879
Operating days	2,956	3,471
Fleet utilization	88.2%	89.5%
Average daily time charter equivalent rate (*)	$21,956	$22,933

*

Non-GAAP Financial Measure—Time charter equivalent: Time charter equivalent (“TCE”) rate is a measure of the average daily revenue performance of a vessel. TCE is not calculated in accordance with U.S. GAAP. For all charters, we calculate TCE by dividing total operating revenues (excluding collaborative arrangements and revenues from the Unigas Pool), less any voyage expenses (excluding collaborative arrangements), by the number of operating days for the relevant period. TCE rates exclude the effects of the collaborative arrangements, as operating days and fleet utilization, on which TCE rates are based, are calculated for our owned vessels, and not the average of all pool vessels. Under a time charter, the charterer pays substantially all of the vessel voyage related expenses, whereas for voyage charters, also known as spot market charters, we pay all voyage expenses. TCE rate is a shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and contracts of affreightment) under which the vessels may be employed between the periods. We include average daily TCE rate, as we believe it provides additional meaningful information in conjunction with net operating revenues, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rate may not be comparable to that reported by other companies.

Reconciliation of Operating Revenues to TCE rate

The following table represents a reconciliation of operating revenues to TCE rate. Operating revenues are the most directly comparable financial measure calculated in accordance with U.S. GAAP for the periods presented.

	Three Months Ended March 31, 2021	Three Months Ended March 31, 2022
	(in thousands, except operating days and average daily time charter equivalent rate)
Fleet Data:
Operating revenues (excluding collaborative arrangements)	$80,508	$100,396
Voyage expenses (excluding collaborative arrangements)	15,616	20,796

Operating revenues less Voyage expenses	64,892	79,600

Operating days	2,956	3,471
Average daily time charter equivalent rate	$21,956	$22,933

Operating Revenues – Unigas Pool. Operating revenues – Unigas Pool was $13.5 million for the three months ended March 31, 2022 and represents our share of the revenues earned from our nine vessels (following the sale of the Happy Bird on March 7, 2022) operating within the Unigas Pool, based on agreed pool points. These vessels were acquired as part of the Ultragas Transaction in August 2021, and therefore there are no Operating Revenues—Unigas Pool for the three months ended March 31, 2021.

Operating Revenues – Luna Pool Collaborative Arrangements. Pool earnings are aggregated and then allocated (after deducting pool overheads and managers fees) to the Pool Participants in accordance with the Pooling Agreement. Operating revenues—Luna Pool collaborative arrangements was $5.9 million for the three months ended March 31, 2022, compared to $5.2 million for the three months ended March 31, 2021 and represents our share of pool net revenues generated by the other participant’s vessels in the pool. The Luna Pool, which comprises nine of the Company’s ethylene vessels and five ethylene vessels from Pacific Gas Pte. Ltd., focuses on the transportation of ethylene and ethane to meet the growing demands of our customers.

Brokerage Commissions. Brokerage commissions, which typically vary between 1.25% and 2.5% of operating revenues, increased by $0.2 million or 17.9% to $1.4 million for the three months ended March 31, 2022, from $1.2 million for the three months ended March 31, 2021, primarily due to an increase in operating revenues on which brokerage commissions are based.

Voyage Expenses. Voyage expenses increased by $5.2 million or 33.2% to $20.8 million for the three months ended March 31, 2022, from $15.6 million for the three months ended March 31, 2021. This increase is primarily due to voyage expenses of the additional seven handysize vessels acquired as part of the Ultragas Transaction. These voyage expenses are pass through costs, corresponding to an increase in operating revenues of the same amount.

Voyage Expenses – Luna Pool Collaborative Arrangements. Voyage expenses – Luna Pool collaborative arrangements were $4.6 million for the three months ended March 31, 2022, compared to $4.1 million for the three months ended March 31, 2021. These voyages expenses – Luna Pool collaborative arrangements represent the other participant’s share of pool net revenues generated by our vessels in the pool. The net effect after deducting operating revenues – Luna Pool collaborative arrangements was that the other participant’s vessels contributed $1.3 million to our vessels in the Luna Pool for the three months ended March 31, 2022, compared to the other participant’s vessels contributing $1.1 million to our vessels for the three months ended March 31, 2021.

Vessel Operating Expenses. Vessel operating expenses increased by $11.1 million or 41.0% to $38.1 million for the three months ended March 31, 2022, from $27.0 million for the three months ended March 31, 2021, primarily as a result of the additional Ultragas vessels joining the fleet. Average daily vessel operating expenses decreased by $51 per vessel per day, or 0.6%, to $7,841 per vessel per day for the three months ended March 31, 2022, compared to $7,892 per vessel per day for the three months ended March 31, 2021.

Depreciation and Amortization. Depreciation and amortization increased by $12.2 million or 63.2% to $31.5 million for the three months ended March 31, 2022, from $19.3 million for the three months ended March 31, 2021. Of this increase, $5.9 million results from the additional 16 vessels in the fleet, acquired as part of the Ultragas Transaction and $6.1 million results from the change in the useful economic lives of the vessels in the fleet from 30 years to 25 years. Depreciation and amortization included amortization of capitalized drydocking costs of $3.7 million and $2.2 million for the three months ended March 31, 2022 and 2021 respectively.

Profit from Sale of Vessel. Profit from sale of vessel for the three months ended March 31, 2022 was $0.5 million and related to the sale of the vessel Happy Bird. The sale of Navigator Neptune was at book value, therefore there was no profit or loss on the sale of this vessel.

General and Administrative Costs. General and administrative costs increased slightly by $0.1 million or 1.0% to $6.3 million for the three months ended March 31, 2022, from $6.3 million for the three months ended March 31, 2021, primarily as a result of the additional general and administrative costs of Ultragas of $1.2 million, off-set by a reallocation of technical management costs to vessel operating expenses of $0.7 million and a reduction of other costs of $0.3 million including cost reductions associated with the closure of our New York office.

Other Income. Other income was $0.1 million for both the three months ended March 31, 2022 and 2021 and consists of that portion of the management fees for commercial and administrative activities performed by the Company for the Luna Pool, relating to the other participant’s vessels.

Non-operating Results

Foreign Currency Exchange Gain/(Loss) on Senior Secured Bonds. Exchange gains and losses relate to non-cash movements on our 600 million Norwegian Kroner 2018 Bonds which are translated to U.S. Dollar at the prevailing exchange rate as of March 31, 2022. The foreign currency exchange loss of $0.8 million for the three months ended March 31, 2022, was a result of the Norwegian Kroner strengthening against the U.S. Dollar, being NOK 8.7 to USD 1.0 as of March 31, 2022, compared to NOK 8.8 to USD 1.0 as of December 31, 2021.

Unrealized Gains on Non-designated Derivative Instruments. The unrealized gains on non-designated derivative instruments of $15.2 million for the three months ended March 31, 2022, primarily relates to the fair value gains of our interest rate swaps across a number of our secured term loan and revolving credit facilities of $13.0 million, as a result of significant increases in forward U.S. Libor rates relative to the fixed rates applicable on these secured term loan and revolving credit facilities; and a gain in our cross-currency interest rate swap of $2.2 million, which is due to the strengthening of the Norwegian Kroner against the U.S. Dollar. The unrealized gain on our interest rate swaps for the three months ended March 31, 2021, was $0.3 million in addition to an unrealized gain on the cross-currency interest rate swap of $0.2 million.

Interest Expense. Interest expense increased by $2.0 million, or 22.3%, to $11.0 million for the three months ended March 31, 2022, from $9.0 million for the three months ended March 31, 2021. This is primarily as a result of interest on the additional debt assumed as part of the Ultragas Transaction in August 2021.

Income Taxes. Income taxes related to taxes on our subsidiaries incorporated in the United States of America, United Kingdom, Poland and Singapore and our consolidated variable interest entity (“VIE”), incorporated in Malta. For the three months ended March 31, 2022, we had a tax charge of $0.4 million compared to taxes of $0.1 million for the three months ended March 31, 2021, with the increase primarily being as a result of taxes on our portion of the profits from the Marine Export Terminal.

Share of Result of Equity Method Investments. The share of result of the Company’s 50% ownership in the joint venture that owns the Marine Export Terminal (the “Export Terminal Joint Venture”) was income of $6.5 million for the three months ended March 31, 2022, compared to a loss of $0.6 million for the three months ended March 31, 2021. This increase is primarily as a result of increased volumes exported through the Marine Export Terminal, which were 267,110 tons for the three months ended March 31, 2022, compared to 90,376 tons for the three months ended March 31, 2021, following mechanical integrity concerns on the pipeline carrying the ethylene from the caverns at Mont Belvieu to the Marine Export Terminal in February and March 2021.

Non-Controlling Interest. We entered into a sale and leaseback arrangement in November 2019 with a wholly-owned special purpose vehicle (“lessor SPV”) of a financial institution. Although we do not hold any equity investments in this lessor SPV, we have determined that we are the primary beneficiary of this entity and accordingly, we are required to consolidate this VIE into our financial results. Thus, the income attributable to the financial institution of $0.4 million is presented as the non-controlling interest in our financial results for both the three months ended March 31, 2022 and 2021.

Reconciliation of Non-GAAP Financial Measures

The following table sets forth a reconciliation of net income to EBITDA and Adjusted EBITDA for the three months ended March 31, 2021 and 2022:

	Three months ended
	March 31, 2021	March 31, 2022
	(in thousands)
Net income	$3,209	$27,394
Net interest expense	8,930	10,876
Income taxes	145	393
Depreciation and amortization	19,273	31,462

EBITDA(1)	$31,557	$70,125
Foreign currency exchange loss/(gain) on senior secured bonds	(8)	777
Unrealized gain on non-designated derivative instruments	(547)	(15,242)

Adjusted EBITDA(1)	$31,002	$55,660

[1]

EBITDA and Adjusted EBITDA are not measurements prepared in accordance with U.S. GAAP (non-GAAP financial measures). EBITDA represents net income before net interest expense, income taxes, depreciation and amortization. We define Adjusted EBITDA as EBITDA before foreign currency exchange gain or loss on senior secured bonds and unrealized gain or loss on non-designated derivative instruments. Management believes that EBITDA and Adjusted EBITDA are useful to investors in evaluating the operating performance of the Company. EBITDA and Adjusted EBITDA do not represent and should not be considered alternatives to consolidated net income, cash generated from operations or any measure prepared in accordance with U.S. GAAP, and our calculation of EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies.

Our Fleet

The following table sets forth our vessels as of May 23, 2022:

Operating Vessel	Year Built	Vessel Size (cbm)	Employment Status	Current Cargo	Charter Expiration Date
Ethylene/ethane capable semi-refrigerated midsize
Navigator Aurora	2016	37,300	Time Charter	Ethane	December 2026
Navigator Eclipse	2016	37,300	Time Charter	Ethane	March 2026
Navigator Nova	2017	37,300	Time Charter	Ethane	September 2026
Navigator Prominence	2017	37,300	Time Charter	Ethane	January 2026
Ethylene/ethane capable semi-refrigerated handysize
Navigator Orion*	2000	22,085	Time Charter	Ethane	September 2022
Navigator Pluto*	2000	22,085	Spot Market	Ethylene	—
Navigator Saturn*	2000	22,085	Time Charter	Ethane	June 2022
Navigator Venus*	2000	22,085	Spot Market	Ethylene	—
Navigator Atlas*	2014	21,000	Spot Market	Ethane	—
Navigator Europa*	2014	21,000	Spot Market	Ethane	—
Navigator Oberon*	2014	21,000	Spot Market	Ethylene	—
Navigator Triton*	2015	21,000	Spot Market	Ethane	—
Navigator Umbrio*	2015	21,000	Spot Market	Ethylene	—
Ethylene/ethane capable semi-refrigerated smaller size
Happy Kestrel**	2013	12,000	Unigas Pool	—	—
Happy Osprey**	2013	12,000	Unigas Pool	—	—
Happy Peregrine**	2014	12,000	Unigas Pool	—	—
Happy Albatross**	2015	12,000	Unigas Pool	—	—
Happy Avocet**	2017	12,000	Unigas Pool	—	—
Semi-refrigerated handysize
Navigator Magellan	1998	20,700	Spot Market	—	—
Navigator Aries	2008	20,750	Time Charter	LPG	January 2023
Navigator Capricorn	2008	20,750	Time Charter	LPG	June 2022
Navigator Gemini	2009	20,750	Time Charter	LPG	February 2023
Navigator Pegasus	2009	22,200	Time Charter	Propylene	August 2022
Navigator Phoenix	2009	22,200	Spot Market	Propylene	—
Navigator Scorpio	2009	20,750	Spot Market	LPG	—
Navigator Taurus	2009	20,750	Spot Market	LPG	—
Navigator Virgo	2009	20,750	Spot Market	LPG	—
Navigator Leo	2011	20,600	Time Charter	LPG	December 2023
Navigator Libra	2012	20,600	Time Charter	LPG	December 2023
Atlantic Gas	2014	22,000	Time Charter	LPG	July 2022
Adriatic Gas	2015	22,000	Spot Market	Propylene	—
Balearic Gas	2015	22,000	Spot Market	—	—
Celtic Gas	2015	22,000	Spot Market	LPG	—
Navigator Centauri	2015	21,000	Time Charter	LPG	May 2023
Navigator Ceres	2015	21,000	Time Charter	LPG	June 2023
Navigator Ceto	2016	21,000	Time Charter	LPG	May 2023

Operating Vessel	Year Built	Vessel Size (cbm)	Employment Status	Current Cargo	Charter Expiration Date
Navigator Copernico	2016	21,000	Time Charter	LPG	June 2023
Bering Gas	2016	22,000	Spot Market	Butadiene	—
Navigator Luga	2017	22,000	Time Charter	LPG	June 2023
Navigator Yauza	2017	22,000	Time Charter	LPG	June 2023
Arctic Gas	2017	22,000	Spot Market	—	—
Pacific Gas	2017	22,000	Spot Market	Butadiene	—

Semi-refrigerated smaller size
Happy Falcon**	2002	3,770	Unigas Pool	—	—
Happy Condor**	2008	9,000	Unigas Pool	—	—
Happy Pelican**	2012	6,800	Unigas Pool	—	—
Happy Penguin**	2013	6,800	Unigas Pool	—	—

Fully-refrigerated
Navigator Glory	2010	22,500	Time Charter	Ammonia	May 2022
Navigator Grace	2010	22,500	Time Charter	Ammonia	October 2022
Navigator Galaxy	2011	22,500	Time Charter	Ammonia	December 2022
Navigator Genesis	2011	22,500	Time Charter	Ammonia	January 2023
Navigator Global	2011	22,500	Time Charter	LPG	October 2022
Navigator Gusto	2011	22,500	Time Charter	Ammonia	March 2023
Navigator Jorf	2017	38,000	Time Charter	Ammonia	August 2027

*	denotes our owned vessels that operate within the Luna Pool
**	denotes our owned vessels that operate within the independently managed Unigas Pool

Conference Call Details:

Tomorrow, Tuesday, May 24, 2022 at 11:00 A.M. ET, the Company’s management team will host a conference call to discuss the preliminary financial results.

Conference Call Details:

Zoom Conference Call Details

Participants should register for the conference call and slide presentation through the following link:

https://us06web.zoom.us/webinar/register/WN_Uw3rM5rWTjuADbUifAa4DA

Or join by phone:

United States: +1 929 205 6099

United Kingdom: +44 330 088 5830

For a full list of US and International numbers available please click on the link below:

https://us06web.zoom.us/u/kcgtn9txX9

Webinar ID: 853 5671 2999

Passcode: 361151

The conference call and slide presentation will be available for replay on the company’s website - www.navigatorgas.com - under Investors Centre and Key Dates.

Audio Webcast:

There will also be a live, and then archived, webcast of the conference call, available through the Company’s website (www.navigatorgas.com). To listen to the live and archived audio file, visit our website www.navigatorgas.com and click on Key Dates under our Investors Centre page. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Navigator Gas

Attention: Investor Relations Department - investorrelations@navigatorgas.com

London:                10 Bressenden Place, London, SW1E 5DH. Tel: +44 (0)20 7340 4850

About Us

Navigator Holdings Ltd. is the owner and operator of the world’s largest fleet of handysize liquefied gas carriers and a global leader in the seaborne transportation of petrochemical gases, such as ethylene and ethane, liquefied petroleum gas (“LPG”) and ammonia and owns a 50% share, through a joint venture, in an ethylene export marine terminal at Morgan’s Point, Texas on the Houston Ship Channel, USA. Navigator’s fleet consists of 53 semi- or fully-refrigerated liquefied gas carriers, 21 of which are ethylene and ethane capable. The Company plays a vital role in the liquefied gas supply chain for energy companies, industrial consumers and commodity traders, with its sophisticated vessels providing an efficient and reliable ‘floating pipeline’ between the parties, connecting the world today, creating a sustainable tomorrow.

Navigator Holdings Ltd.

Consolidated Balance Sheets (Unaudited)

	December 31, 2021	March 31, 2022
	(in thousands, except share data)
Assets
Current assets
Cash, cash equivalents and restricted cash	$124,223	$168,120
Accounts receivable, net of allowance for credit losses of $1,003 (December 31, 2021: $1,105)	31,906	21,674
Accrued income	6,150	7,102
Prepaid expenses and other current assets	16,293	20,855
Bunkers and lubricant oils	13,171	14,141
Insurance receivable	6,857	6,502
Amounts due from related parties	16,736	24,627

Total current assets	215,336	263,021
Non-current assets
Vessels, net	1,763,252	1,736,617
Asset held for sale	25,944	—
Property, plant and equipment, net	330	262
Intangible assets, net of accumulated amortization of $417 (December 31, 2021: $387)	400	339
Equity method investments	150,209	149,119
Derivative assets	579	9,889
Right-of-use asset for operating leases	923	4,998
Prepaid expenses and other non-current assets	452	1,134

Total non-current assets	1,942,089	1,902,358

Total assets	$2,157,425	$2,165,379

Liabilities and stockholders’ equity
Current liabilities
Current portion of secured term loan facilities, net of deferred financing costs	$148,570	$162,164
Current portion of operating lease liabilities	381	283
Accounts payable	11,600	15,269
Accrued expenses and other liabilities	20,247	22,150
Accrued interest	5,211	3,426
Deferred income	18,510	19,796
Amounts due to related parties	224	357

Total current liabilities	204,743	223,445

Non-current liabilities
Secured term loan and revolving credit facilities, net of current portion and deferred financing costs	604,790	569,157
Senior secured bond, net of deferred financing costs	67,688	68,529
Senior unsecured bond, net of deferred financing costs	98,551	98,650
Derivative liabilities	8,800	2,869
Operating lease liabilities, net of current portion	522	4,550
Amounts due to related parties	54,877	53,249

Total non-current liabilities	835,228	797,004

Total Liabilities	1,039,971	1,020,449
Commitments and contingencies
Stockholders’ equity
Common stock—$.01 par value per share; 400,000,000 shares authorized; 77,256,145 shares issued and outstanding, (December 31, 2021: 77,180,429)	772	772
Additional paid-in capital	797,324	797,461
Accumulated other comprehensive loss	(253)	(308)
Retained earnings	316,008	343,046

Total Navigator Holdings Ltd. stockholders’ equity	1,113,851	1,140,971
Non-controlling interest	3,603	3,959

Total equity	1,117,454	1,144,930

Total liabilities and equity	$2,157,425	$2,165,379

Navigator Holdings Ltd.

Consolidated Statements of Operations

(Unaudited)

	Three months ended March 31, (in thousands except share data)
	2021	2022
Revenues
Operating revenues	$80,508	$100,396
Operating revenues – Unigas Pool	—	13,504
Operating revenues – Luna Pool collaborative arrangements	5,240	5,877

Total operating revenues	$85,748	$119,777

Expenses
Brokerage commissions	1,193	1,407
Voyage expenses	15,616	20,796
Voyage expenses – Luna Pool collaborative arrangements	4,132	4,590
Vessel operating expenses	26,992	38,051
Depreciation and amortization	19,273	31,462
General and administrative costs	6,280	6,343
Profit from sale of vessel	—	(478)
Other Income	(72)	(89)

Total operating expenses	73,414	102,082

Operating income	12,334	17,695
Other income/(expense)
Foreign currency exchange gain/(loss) on senior secured bonds	8	(777)
Unrealized gain on non-designated derivative instruments	547	15,242
Interest expense	(8,961)	(10,963)
Interest income	31	87

Income before income taxes and share of result of equity method investments	3,959	21,284
Income taxes	(145)	(393)
Share of result of equity method investments	(605)	6,503

Net income	3,209	27,394
Net income attributable to non-controlling interest	(389)	(356)

Net income attributable to stockholders of Navigator Holdings Ltd.	$2,820	$27,038

Earnings per share attributable to stockholders of Navigator Holdings Ltd.:
Basic and diluted:	$0.05	$0.35

Weighted average number of shares outstanding:
Basic:	55,900,206	77,193,048
Diluted:	56,240,142	77,518,604

Navigator Holdings Ltd.

Consolidated Statements of Cash Flows

(Unaudited)

	Three months ended March 31, 2021 (in thousands)	Three months ended March 31, 2022 (in thousands)
Cash flows from operating activities
Net income	$3,209	$27,394
Adjustments to reconcile net income to net cash provided by operating activities
Unrealized gain on non-designated derivative instruments	(547)	(15,242)
Depreciation and amortization	19,273	31,462
Payment of drydocking costs	(2,652)	(4,426)
Amortization of share-based compensation	298	137
Amortization of deferred financing costs	840	1,002
Share of result of equity method investments	606	(6,503)
Insurance claim receivable	(309)	(516)
Profit from sale of vessel	—	(478)
Unrealized foreign exchange (gains)/losses on senior secured bonds	(8)	777
Other unrealized foreign exchange losses/(gains)	76	(48)
Changes in operating assets and liabilities	—	—
Accounts receivable	(12,248)	10,232
Bunkers and lubricant oils	(1,172)	(970)
Accrued income, prepaid expenses and other current assets	12,971	(6,196)
Accounts payable, accrued interest, accrued expenses and other liabilities	5,718	5,147
Amounts from related parties	3,130	(7,758)

Net cash provided by operating activities	29,185	34,014

Cash flows from investing activities
Additions to vessels and equipment	(193)	(546)
Contributions to equity method investments	(4,000)	—
Distributions from equity method investments	850	7,593
Purchase of other property, plant and equipment and intangibles	(29)	(2)
Net proceeds from sale of vessels	—	26,449
Insurance recoveries	411	871

Net cash (used in)/provided by investing activities	(2,961)	34,365

Cash flows from financing activities
Proceeds from the terminal credit facility	18,000	—
Direct financing cost of secured term loan and revolving credit facilities	(26)	—
Repayment of secured term loan facilities and revolving credit facilities	(16,446)	(22,854)
Repayment of refinancing of vessel to related parties	(1,774)	(1,628)

Net cash used in financing activities	(246)	(24,482)

Net increase in cash, cash equivalents and restricted cash	25,978	43,897
Cash, cash equivalents and restricted cash at beginning of period	59,271	124,223

Cash, cash equivalents and restricted cash at end of period	$85,249	$168,120

Supplemental Information
Total interest paid during the period, net of amounts capitalized	$9,991	$11,606

Total tax paid during the period	$—	$—

IMPORTANT INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto, including our financial forecast. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business and the markets in which we operate as described in this press release. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” “scheduled,” or the negative of these terms or other comparable terminology. Forward-looking statements appear in a number of places in this press release. These risks and uncertainties include but are not limited to:

•

the completion of the Company’s quarter-end close procedures and further financial review with respect to the Company’s financial statements for the quarter ended March 31, 2022, and other developments that may arise between now and the disclosure of the Company’s final results for the quarter;

•	global epidemics or other health crises such as the outbreak of COVID-19, including its impact on our business;

•	future operating or financial results;

•	pending acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs;

•	fluctuations in currencies and interest rates;

•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

•	our ability to continue to comply with all our debt covenants;

•

our financial condition and liquidity, including our ability to refinance our indebtedness as it matures or obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities;

•	estimated future capital expenditures needed to preserve our capital base;

•	our expectations about the availability of vessels to purchase, or the useful lives of our vessels;

•	our continued ability to enter into long-term, fixed-rate time charters with our customers;

•

the availability and cost of low sulfur fuel oil compliant with the International Maritime Organization sulfur emission limit reductions, generally referred to as “IMO 2020,” which took effect January 1, 2020;

•	our vessels engaging in ship to ship transfers of LPG or petrochemical cargoes which may ultimately be discharged in sanctioned areas or to sanctioned individuals without our knowledge;

•	the impact of the Russian invasion of Ukraine;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from future litigation;

•	our expectations relating to the payment of dividends;

•	our ability to successfully remediate the material weakness in our internal control over financial reporting and our disclosure controls and procedures;

•	our expectation regarding providing in-house technical management for certain vessels in our fleet and our success in providing such in-house technical management;

•	our expectations regarding the financial success of the Marine Export Terminal and our related Export Terminal Joint Venture or our Luna Pool collaborative arrangements;

•

our expectations regarding the integration, profitability and success of the vessels and businesses acquired in the Ultragas Transaction and the operational and financial benefits from the combined businesses and fleet; and

•	other factors detailed from time to time in other periodic reports we file with the Securities and Exchange Commission.

All forward-looking statements included in this press release are made only as of the date of this press release. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common stock.